SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of February 2014

Commission File Number: 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167 Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Korea Electric Power Corporation (“KEPCO”) hereby calls the extraordinary general meeting of shareholders (“EGM”) and seeks the attendance of its shareholders.

1.	Date / Time: March 14, 2014 / 10:00 a.m. (Seoul Time)

2.	Location:	167 Samseong-dong, Gangnam-gu, Seoul 135-791
Korea Electric Power Corporation

3.	Item to be reported: Audit report

4.	Agendas for shareholder approval:

1)	Election of a standing director : Mr. Koo, Bon-Woo

ø	Details of the nominee

Name	Details
Koo, Bon-Woo	•	Date of Birth: May 2, 1955
	•	Term of office: One year (reelection)
	•	Current Position: Standing Director and Executive Vice President & Chief Power Grid Officer, KEPCO
	•	Previous Positions:
• Standing Director and Executive Vice President & Chief Operating Officer, KEPCO
• Vice President of Transmission Operation Department, KEPCO
	•	Education: Bachelor of Electrical Engineering, Chung-Ang University
	•	Nationality: Republic of Korea

2)	Election of two non-standing directors as members of the audit committee;

(a) Mr. Cho, Jeon-Hyeok

(b) Mr. Choi, Gyo-Il

ø	Details of the nominees

Name	Details
Cho, Jeon-Hyeok	•	Date of Birth: July 14, 1960
	•	Term of office: Two years
	•	Current Position: Professor, College of Liberal Arts, Myungji University
	•	Previous Positions:
• Professor, Department of Economics, National University of Incheon
• CEO of Naeil Venture Capital
	•	Education: Ph. D. in Economics, University of Wisconsin at Madison
(Economic Theory and Financial Economics)
	•	Nationality: Republic of Korea
Choi, Gyo-Il	•	Date of Birth: February 28, 1962
	•	Term of office: Two years
	•	Current Position: Attorney at Choi, Gyo-Il Law Firm
	•	Previous Positions:
• Chief Public Prosecutor, Seoul
• Deputy Minister, Ministry of Justice
	•	Education: Bachelor, Korea University College of Law
	•	Nationality: Republic of Korea

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Lee, Sang-Lyong
Name:	Lee, Sang-Lyong
Title:	Head of Finance & IR Team

Date: February 27, 2014